UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-50435

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.M. Lummis Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Locust Ave
(No. and Street)

New Canaan	CT	06840
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dave Lummis	203-247-2406	DL@jmlummis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	Fl	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Lummis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.M. Lummis Securities Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ 4.22.2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.M. Lummis Securities, Inc.
Financial Statements
December 31, 2025

J.M. Lummis Securities
Index to Financial Statements
December 31, 2025

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of J.M. Lummis Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.M. Lummis Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J.M. Lummis Securities, Inc.'s management. Our responsibility is to express an opinion on J.M. Lummis Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.M. Lummis Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as J.M. Lummis Securities, Inc.'s auditor since 2025.

Maitland, Florida

April 22, 2026

J.M. Lummis Securities, Inc.
Statement of Financial Condition
As of December 31, 2025

	Dec 31, 25
ASSETS	
Cash and cash equivalents	$ 13,059
Due from clearing organization	524,187
Accounts receivable	5,653
Prepaid Expenses	3,126
Investment	99,572
TOTAL ASSETS	$ 645,597
LIABILITIES & SHARHOLDERS'S EQUITY	
Accouts payable and accrued expenses	20,056
Due to Parent	-
	-
TOTAL LIABILITIES	$ 20,056
SHAREHOLDERS'S EQUITY	
Common stock, no par value 20,000 shares	
authorized, 100 shares issued and outstanding	20,000
Additional paid-in capital	1,570,981
Distribution	(300,000)
Retained Earnings	(561,349)
Net Income	(104,091)
Total Equity	$ 625,541
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 645,597

Note 1: Nature of Operations and Summary of Significant Accounting Policies

<u>Nature of Operations</u>
J.M. Lummis Securities, Inc. (the "Company"), was incorporated on June 19, 1997 and is a wholly-owned subsidiary of J.M. Lummis and Company, Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of brokering corporate bonds and money market instruments.

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

<u>Revenue Recognition</u>
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company engages in riskless principal transactions of money market securities among institutional counterparties. Revenue is generated 1) on the difference between the "buy" price and "sell" price of securities, and 2) invoicing a counterparty for services rendered. The company recognizes revenue on the trade date as that is where the company believes all performance obligations have been satisfied.
.

<u>Cash and Cash Equivalents</u>
The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. The Company maintains cash in bank accounts, which at times, exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

<u>Fair Value Measurements</u>
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following present the company's year end assets and liabilities that are measured at fair value on a reoccurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Level 3
Securities owned	$ 99,572		
Securities sold not yet purchased	-	-	-
Investment at fair value	$ 99,572	$ -	$ -

Due from Clearing Organization
"Due from clearing organization" primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

The Company signed a new clearing agreement with RBC Clearing & Custody ("RBC") on January 4, 2024. Per the terms of the agreement, the Company is subject to a $500,000 deposit requirement that was paid on February 22, 2024. Included in due from clearing organization at December 31, 2025 are United States Treasury Bills in the amount of $500,000 with maturities ranging from three to six months. These assets are valued as Level 2 investments in the fair value hierarchy.

Accounts Receivable
Accounts receivable includes commissions which represent amounts due from banks for the execution of brokering transactions.

Accounts receivable are carried at the original amount less an estimate made for the allowance for doubtful accounts based on a review of outstanding amounts on a monthly basis. Accounts receivable at December 31, 2025 and 2024 was $5,653 and $1,361 respectively.

Allowance for Credit Losses
The Company follows Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Federal and State Income Taxes

The Company files a consolidated Federal income tax return with its Parent and combined State and local tax returns. The Parent has elected under the Internal Revenue Code to be taxed as an S Corporation. All Federal and Connecticut State taxes owed by the Company will be the responsibility of the Parent or its shareholder. Based upon various apportionment rules and State and city income tax laws, the Company may be responsible for income taxes in States in which the Company does business. At December 31, 2025 no taxes were owed.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2021 through 2025 tax years are open for examination by Federal, State and local tax authorities. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Statement Presentation and Classification-Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. All expense categories on the statement of operations are significant and there are no other significant segment expenses used by the CODM in managing the business that require disclosure.

Note 2: Related Party Transactions

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent because the Company and the Parent use all of the same vendors and the Parent processes all of the Company's vendor payments and Company payroll. These shared expenses include telephone, Bloomberg, information technology, insurance, office equipment and office expenses. In addition, the Company shares office space with the Parent. The Company paid the Parent $2,500 per month for these expenses through 2025. In addition, the Company paid the Parent $3,000 per month for salary expense as well as a percent of commissions generated that is paid by the Parent. In total, the Company was charged by the Parent $110,500 during 2025 under this Agreement. The amount owed to the Parent at December 31, 2025 was $0.

Note 3: Net Capital and Aggregate Indebtedness Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2025, the Company's net capital balance as defined by SEC Rule 15c3-1 was $617,940 which exceeded the minimum requirement of $100,000. At December 31, 2025, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.032 to 1.0.

Note 4: Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing broker or dealer.

Note 5: Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. Therefore, all of the customers' account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

Note 6: Legal Risk Disclosure

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2025, no accrual for loss contingencies was deemed necessary.

Note 7: Company Condition

The company has a loss of $104,091 for the year ended December 31, 2025, and has received capital contributions from its stockholder for working capital. The company's stockholder has agreed to provide capital contributions to the company as necessary to continue operations and maintain compliance with minimum net capital requirements.

Management expects the company to continue as a going concern and the accompanied financial statements have been prepared on a going concern basis without adjustment for realization in the event the company ceases to continue as a going concern.

Supplemental Information

J.M. Lummis Securities, Inc.
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
As of December 31, 2025

NET CAPITAL

Stockholder's Equity	$625,541
Less non-allowable assets and deductions:	
Due from related parties	(3,126)
TENTATIVE NET CAPITAL	622,415
Haircuts and other adjustments to Tentative Net Capital	-4475
NET CAPITAL	$617,940
TOTAL AGGREGATE INDEBTEDNESS (AI)	<u>20,256</u>
MINIMUM NET CAPITAL REQUIRED greater of:	
-6.67% of Aggregate Indebtedness; OR	
-MINIMUM NET CAPITAL REQUIREMENT	<u>100,000</u>
Ratio of AI/NC	
	3.3%
EXCESS NET CAPITAL BEYOND MINIMUM NET CAPITAL REQUIREMENT	<u>$517,940</u>

Reconciliation with the Company's computation included

in Part IIA of Form X-17A-5 as of December 31st 2025:

There is no material difference between the above computation of net capital and the corresponding computation reported in Form X17A-5 Part II A.

J.M. Lummis Securities, Inc.
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2025

The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) wherein the Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of J.M. Lummis Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.M. Lummis Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which J.M. Lummis Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) J.M. Lummis Securities, Inc. stated that J.M. Lummis Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. J.M. Lummis Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.M. Lummis Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 22, 2026



LUMMIS

J.M. Lummis Securities, Inc.

J.M. Lummis Securities, Inc.'s Exemption Report

J.M. Lummis Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3.3 (k)(2)(ii).
- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

J.M. Lummis Securities, Inc.

I, David Lummis, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By:____________________________

Title: President

Date: 04/22/2026

Fixed Income Specialists
Member NASD, SIPC
50 Locust Avenue, New Canaan, Connecticut 06840
(800) 243-4381 www.jmlummis.com (203) 972-1272 Fax